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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For          PRESS RELEASES ISSUED ON MARCH 26, 2001 AND MARCH 28, 2001
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         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
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                 (Translation of Registrant's Name into English)

           612 SAINT-JACQUES STREET, MONTREAL, QUEBEC, CANADA H3C 4M8
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                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                             Form 40-F    X
         -----                                   -----


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                         No    X
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                                                                     PAGE 1 OF 8
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                                PRESS RELEASES OF
                               QUEBECOR WORLD INC.
                   (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
                             FILED IN THIS FORM 6-K
                             ----------------------



a)     Dated March 26, 2001 (#07/01)
b)     Dated March 28, 2001 (#08/01)

                                                                     PAGE 2 OF 8
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                              [LOGO QUEBECOR WORLD]

MARCH 26, 2001                                                             07/01

FOR IMMEDIATE RELEASE                                                Page 1 of 2

                        QUEBECOR WORLD EXPANDS IN BRAZIL

                         ACQUIRES SAO PAULO BOOK PRINTER

SAO PAULO AND MONTREAL - Quebecor World Inc. announced today a significant expansion of its network in Latin America with the acquisition of Grafica Melhoramentos S.A., in Sao Paulo. The transaction means Quebecor World will soon have two facilities in Latin America's largest economy. The Company is building another facility in Recife, Brazil's fourth largest city. It will open shortly and will produce directories and magazines.

Guy Trahan, President of Quebecor World Latin America stated, "Brazil has a young population and good economic growth. This is the right time to invest in the country and this investment will improve our service to customers in Brazil's largest city. The transaction complements Quebecor World's book network in Colombia, Peru and Mexico and its directory network in Recife, Brazil and Lima, Peru."

Quebecor World is acquiring 75% of Grafica Melhoramentos from Companhia Melhoramentos de Sao Paulo (CMSP), a leading Brazilian publisher and paper manufacturer. CMSP retains a 25% equity interest in the printer. Both companies are reinvesting in the printing company to expand its capacity and to enhance its service capabilities. Concurrently, Quebecor World and CMSP's publishing arm have signed a printing agreement for eight years with a five-year option. Financial details were not released.

Grafica Melhoramentos has annual sales of Brazilian Reais 32 million (US $16 million). Approximately 70% of the production is trade and textbooks, 15% magazines, 10% directories and catalogs and 5% commercial. Some of the key customers include Editora Melhoramentos, Barsa-Planeta, Saint Gobain, Reader's Digest and Saraiva. There are approximately 280 employees at the 8,000 square metre Sao Paulo facility operating a range of web and sheet fed presses and hard and soft cover bindery equipment.

Brazil has a population of 170 million people. Approximately 45% of the population are under 18 years old. The book printing market is valued at about US$ 500 million. Quebecor World is now well positioned to serve this growing demand. The facility in Sao Paulo can react to rapid delivery requirements in the country's largest cities. Medium term deliveries can be met from Colombia, Peru and Mexico. New satellite links are being put into place which allow for quick and easy communication and data transfer from one Quebecor World location to another across the Latin American platform.

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has over 43,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

                                   -30-

                                                                     PAGE 3 OF 8
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FOR IMMEDIATE RELEASE                                                Page 2 of 2


FOR FURTHER INFORMATION, PLEASE CONTACT:

Jeremy Roberts
Director, Corporate Finance and
Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Communications
Quebecor Word Inc.
(514) 877-5317
(800) 567-7070


                                                                     PAGE 4 OF 8
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                              [QUEBECOR WORLD LOGO]


MARCH 28, 2001                                                             08/01

FOR IMMEDIATE RELEASE                                                Page 1 of 2


            QUEBECOR WORLD CONCLUDES THE PRIVATE PLACEMENT OF US$250
                            MILLION OF SENIOR NOTES

MONTREAL, CANADA - Quebecor World Inc. today announced the closing of a private placement of Senior Notes in the amount US$250 million by its wholly-owned subsidiary, Quebecor World Capital Corporation. The notes are guaranteed by Quebecor World Inc. and its wholly-owned subsidiary, Quebecor Printing (USA) Holdings Inc.

The Senior Notes mature on March 28, 2006, and bear interest at a rate of 7.2%. Proceeds from the issuance of Senior Notes have been used to repay bank indebtedness incurred during 1999 to fund the acquisition of World Color Press, Inc., and for general corporate purposes.

In the last 18 months Quebecor World management has focused its efforts on maximizing free cash flow from operations and the access to capital markets in order to pay down bank borrowings incurred as a result of the Merger with World Color Press, Inc.

Free cash flow from operations was $1.3 billion in the last two years, resulting in a debt-to-capitalization ratio of 47:53 at December 31, 2000. Bank borrowings under the credit facility established in July 1999 for the acquisition of World Color Press, Inc. has now been fully repaid, compared with an initial limit of $1.25 billion at the time of the acquisition.

"This financing was very well-received by the investment community, enabling us to further diversify our funding sources. This recent financing initiative, combined with our focus on maximizing free cash flow, has already paid by dividends," said Christian Paupe, Executive Vice President of Quebecor World. Almost half the investors in this issue are investing in Quebecor World securities for the first time.

"We have now fully reimbursed bank borrowings incurred as a result of the Merger with World Color," Mr. Paupe added. "The issuance of Preferred Shares in February 2001 for gross proceeds of CDN$200 million also reinforced our capital structure for future growth."

The placement agents for Quebecor World in connection with the private placement of the notes were Salomon Smith Barney Inc. and Bank of America Securities, LLC.

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has over 43,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

                                   -30-

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FOR IMMEDIATE RELEASE                                                Page 2 of 2


FOR FURTHER INFORMATION, PLEASE CONTACT:

Jeremy Roberts
Director, Corporate Finance and
Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Communications
Quebecor Word Inc.
(514) 877-5317
(800) 567-7070

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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               QUEBECOR WORLD INC.



                      By:     /S/ MARIE D. HLAVATY
                              --------------------------------------------
                      Name:   Marie D. Hlavaty
                      Title:  Vice President, General Counsel & Secretary



Date: April 2, 2001

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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               QUEBECOR WORLD INC.



                      By:     /S/  MARIE D. HLAVATY
                              --------------------------------------------
                      Name:   Marie D. Hlavaty
                      Title:  Vice President, General Counsel & Secretary



Date: April 2, 2001


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